UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.     )*

STONECO LTD.
(Name of Issuer)
Class A Common Shares
(Title of Class of Securities)
G85158106
(CUSIP Number)
December 31, 2018
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[  ]  Rule 13d-1(b)
[  ]  Rule 13d-1(c)
[X]  Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G85158106		13G	Page of 8 Pages

1.	Name of Reporting Persons: ACTIS 4 PCC-CELL GRANITE
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ x ]
3.	SEC Use Only
4.	Citizenship or Place of Organization: Mauritius
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 20,343,421
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 20,343,421
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,343,421
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9): 16.0%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. G85158106		13G	Page of 8 Pages

1.	Name of Reporting Persons: ACTIS GLOBAL 4 LP
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ x ]
3.	SEC Use Only
4.	Citizenship or Place of Organization: England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 20,343,421
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 20,343,421
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,343,421
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9): 16.0%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. G85158106		13G	Page of 8 Pages

1.	Name of Reporting Persons: ACTIS Global 4 A LP
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ x ]
3.	SEC Use Only
4.	Citizenship or Place of Organization: England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 20,343,421
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 20,343,421
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,343,421
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9): 16.0%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. G85158106		13G	Page of 8 Pages

1.	Name of Reporting Persons: ACTIS GP LLP
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ x ]
3.	SEC Use Only
4.	Citizenship or Place of Organization: England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 20,343,421
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 20,343,421
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,343,421
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9): 16.0%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. G85158106		13G	Page of 8 Pages

1.	Name of Reporting Persons: ACTIS NEW GP CO LTD
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ x ]
3.	SEC Use Only
4.	Citizenship or Place of Organization: England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 20,343,421
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 20,343,421
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,343,421
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9): 16.0%
12.	Type of Reporting Person (See Instructions): CO

CUSIP No. G85158106		13G	Page of 8 Pages

1.	Name of Reporting Persons: ACTIS LLP
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ x ]
3.	SEC Use Only
4.	Citizenship or Place of Organization: England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 20,343,421
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 20,343,421
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,343,421
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9): 16.0%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. G85158106		13G	Page of 8 Pages

1.	Name of Reporting Persons: H EBCO S.A.R.L.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ x ]
3.	SEC Use Only
4.	Citizenship or Place of Organization: Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 20,343,421
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 20,343,421
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,343,421
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9): 16.0%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. G85158106		13G	Page of 8 Pages

1.	Name of Reporting Persons: SAVINA HOLDINGS L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ x ]
3.	SEC Use Only
4.	Citizenship or Place of Organization: Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 20,343,421
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 20,343,421
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,343,421
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9): 16.0%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. G85158106		13G	Page of 8 Pages

1.	Name of Reporting Persons: SAVINA HOLDINGS GP LLP
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ x ]
3.	SEC Use Only
4.	Citizenship or Place of Organization: Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 20,343,421
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 20,343,421
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,343,421
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9): 16.0%
12.	Type of Reporting Person (See Instructions): PN

Item 1.	(a). Name of Issuer StoneCo Ltd. (the “Issuer”) (b). Address of Issuer’s Principal Executive Offices: Rua Fidêncio Ramos, 308, 10th floor, Vila Olímpia 04551-010 São Paulo—São Paulo, Brazil
Item 2(a).
Name of Person Filing

This Schedule 13G is being filed by: (i) Actis 4 PCC-Cell Granite, (ii) Actis Global 4 LP, (iii) Actis Global 4 A LP; (iv) Actis GP LLP, (v) Actis New GP Co Ltd, (vi) Actis LLP, (vii) H Ebco S.a.r.l., (viii) Savina Holdings L.P. and (ix) Savina Holdings GP LLP (each, individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”).

Actic Global 4 LP and Actis Global 4 A LP hold a majority of the interests of Actis 4 PCC–Cell Granite.  Actis GP LLP is the general partner of Actis Global 4 LP and Actis Global 4 A LP.  Actis New GP Co Ltd holds a majority of the interests of Actis GP LLP.  Actis LLP is the sole shareholder of Actis New GP Co Ltd. H Ebco S.a.r.l. holds a majority of the interests of Actis LLP.  Savina Holdings L.P. is the sole owner of H Ebco S.a.r.l.  Savina Holdings GP LLP is the general partner of Savina Holdings L.P.

Item 2(b).
Address of Principal Business Office

The principal business address for Actis 4 PCC–Cell Granite is Les Cascades Building, Edith Cavell Street, Port Louis, Mauritius. The principal business address for H Ebco S.a.r.l is 15, Boulevard Friedrich Wilhelm Raiffeisen, L-2411 Luxembourg. The principle business address for each of Savina Holdings L.P and Savina Holdings GP LLP is First Floor, Albert House, South Esplanade, St. Peter Port, Guernsey, Channel Islands, GY1 1AJ.  The principal business address for each of the other Reporting Persons is 2 More London Riverside, London SE1 2JT, United Kingdom.

Item 2(c).
Citizenship

Actis 4 PCC-Cell Granite is a  Mauritian protected cell company.
Each of Actis Global 4 LP and Actis Global 4 A LP is a limited partnership formed under the laws of England.
Each of Actis GP LLP and Actis LLP is a limited liability partnership formed under the laws of England.
Actis New GP Co Ltd. is a limited liability company formed under the laws  of England.
H Ebco S.a.r.l. is a limited liability company(société à responsabilité limitée) formed under the laws of Luxembourg.
Savina Holdings L.P. is a limited partnership formed under the laws of Guernsey.
Savina Holdings GP LLP is a limited liability partnership formed under the laws of Guernsey.

Item 2(d).	Title of Class of Securities: Class A Common Shares, par value US$0.000079365 per share (the "Class A Common Shares").
Item 2(e).	CUSIP Number: G85158106
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.
Item 4.
Ownership.

(a) Amount beneficially owned:
Each of the Reporting Persons may be deemed to be the beneficial owner of the Common Shares listed on such Reporting Person’s cover page. As of December 31, 2018, Actis 4 PCC-Cell Granite directly held 18,675,685 Class A Common Shares and 1,667,736 Class B Common Shares of the Issuer, which are convertible into Class A Common Shares on a one-for-one basis at the election of the holder.
Each such Reporting Person may be deemed to beneficially own the Class A Common Shares reported herein, but neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than Actis 4 PCC-Cell Granite) is the beneficial owner of the Class A Common Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.  Additionally, the shareholders, members and investment committee members of the relevant Actis entities disclaim beneficial ownership of all Class A Common Shares that may be deemed to be beneficially owned by the Reporting Persons.

(b) Percent of class:
Each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of Class A Common Shares listed on such Reporting Person’s cover page.  Calculations of the percentage of Class A Common Shares beneficially owned are based on: (a) 125,697,438 Class A Common Shares outstanding upon completion of the Issuer’s initial public offering (including the full exercise of the underwriters’ over-allotment option), as reported in the prospectus on Form 424B4 filed with the Securities and Exchange Commission on October 26, 2018, and (ii) taking into account the 1,667,736 Class A Common Shares underlying the Class B Common Shares held by Actis 4 PCC-Cell Granite.

(c) Number of Shares as to which the Reporting Person has:
(i) Sole power to vote or to direct the vote:

See each cover page hereof.

(i) Shared power to vote or to direct the vote:

See each cover page hereof.

(ii) Sole power to dispose or to direct the disposition of:

See each cover page hereof.

(iii) Shared power to dispose or to direct the disposition of:

See each cover page hereof.

Item 5.
Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.
Item 8.	Identification and Classification of Members of the Group. Not applicable.
Item 9.	Notice of Dissolution of Group. Not Applicable.
Item 10.	Certification. Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:   February 13, 2019
ACTIS 4 PCC-CELL GRANITE

By:	/s/ Ravindranath S. K. Hazareesing
Name:	Ravindranath S. K. Hazareesing
Title:	Director

ACTIS GLOBAL 4 LP By: Actis GP LLP, its general partner

By:	/s/ Paul Owers
Name:	Paul Owers
Title:	Member

ACTIS GLOBAL 4 A LP By: Actis GP LLP, its general partner

By:	/s/ Paul Owers
Name:	Paul Owers
Title:	Member

ACTIS GP LLP

By:	/s/ Paul Owers
Name:	Paul Owers
Title:	Member

ACTIS NEW GP CO LTD

By:	/s/ Patricia Lamb
Name:	Patricia Lamb
Title:	Director of Actis Nominee Limited

ACTIS LLP

By:	/s/ Paul Owers
Name:	Paul Owers
Title:	Member

H EBCO S.A.R.L.

By:	/s/ Fabian Sires
Name:	Fabian Sires
Title:	Manager

By:	/s/ Gérard Becquer
Name:	Gérard Becquer
Title:	Manager

SAVINA HOLDINGS L.P. By: Savina Holdings GP LLP, its general partner

By:	/s/ Paul Owers
Name:	Paul Owers
Title:	Member

SAVINA HOLDINGS GP LLP

By:	/s/ Paul Owers
Name:	Paul Owers
Title:	Member

[StoneCo Ltd.  – Schedule 13G]

Exhibit Index

Exhibit A                 Joint Filing Agreement dated as of February 13, 2019.

EXHIBIT A

JOINT FILING AGREEMENT

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “Exchange Act”) the undersigned hereby agree to the joint filing on behalf of each of them of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with respect to securities of StoneCo Ltd., a Cayman Islands exempted company with limited liability, and further agree to the filing, furnishing, and/or incorporation by reference of this Agreement as an exhibit thereto.  This Agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

Dated: February 13, 2019

ACTIS 4 PCC-CELL GRANITE

By:	/s/ Ravindranath S. K. Hazareesing
Name:	Ravindranath S. K. Hazareesing
Title:	Director

ACTIS GLOBAL 4 LP By: Actis GP LLP, its general partner

By:	/s/ Paul Owers
Name:	Paul Owers
Title:	Member

ACTIS GLOBAL 4 A LP By: Actis GP LLP, its general partner

By:	/s/ Paul Owers
Name:	Paul Owers
Title:	Member

ACTIS GP LLP

By:	/s/ Paul Owers
Name:	Paul Owers
Title:	Member

ACTIS NEW GP CO LTD

By:	/s/ Patricia Lamb
Name:	Patricia Lamb
Title:	Director of Actis Nominee Limited

ACTIS LLP

By:	/s/ Paul Owers
Name:	Paul Owers
Title:	Member

H EBCO S.A.R.L.

By:	/s/ Fabian Sires
Name:	Fabian Sires
Title:	Manager

By:	/s/ Gérard Becquer
Name:	Gérard Becquer
Title:	Manager

SAVINA HOLDINGS L.P. By: Savina Holdings GP LLP, its general partner

By:	/s/ Paul Owers
Name:	Paul Owers
Title:	Member

SAVINA HOLDINGS GP LLP

By:	/s/ Paul Owers
Name:	Paul Owers
Title:	Member

[StoneCo Ltd.  – Joint Filing Agreement]